Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

October 5, 2005

Client Name

Client Company Name

Client Address

Client State and Zip

RE:         An Update on Lawson®

Dear “Client Name Here”:

I want to take this opportunity to briefly advise you of some of the initiatives currently underway at Lawson.

In mid August, Lawson passed the 300-day milestone in our 1000-day Manifesto journey and I want to take this opportunity to share with you some progress we are making to improve your client experience.  In June and July, a survey of nearly 1000 Lawson clients was conducted by TNS Prognostics on behalf of Lawson.  The results indicate that client satisfaction levels have improved significantly in key areas that drive client loyalty since the baseline study in 2004.  These key drivers include “Ease of Doing Business,” “Quality of Products,” and “Value Received Relative to Price Paid.”  If you would like to participate in a future survey, please email your name, company, and contact information (including email address) to:  loyaltysurvey@lawson.com.  We’re working to enhance many of our offerings and processes – from faster initial installations, higher-quality, and proven releases and fixes, to improved response times, to lower risk and total cost of ownership.  We are currently finalizing some new initiatives we believe will make a significant difference in your satisfaction – and we will roll these out to you in the coming weeks.

On September 29, 2005, we announced our financial results for the quarter ended August 31, 2005.  We announced strong revenue and earnings results – with license revenues growing 40% over the same quarter last year.  The company remains debt free, with healthy cash reserves, and continues to be a financially strong long-term partner to all of our clients.

You’ve most likely heard about the Lawson planned acquisition of Intentia International AB of Stockholm, Sweden.

Acquiring Intentia moves us into the top tier of enterprise applications providers worldwide and strengthens Lawson staying power as a business partner you can count on for years to come.  We will be a more competitive and compelling choice compared with industry giants on one end, and smaller niche players on the other.  We will gain Intentia’s presence in Europe and Asia thereby creating a far-reaching company that can better serve our global customers.  In addition, we will gain an expanded product set with many additional modules, such as Enterprise Asset Management, which may be of interest to existing Lawson customers.  With the addition of Intentia, the new Lawson would have approximately 4,000 clients in 30 countries and combined revenues estimated to be $740 million.  At this point we still expect the transaction to close by the end of December 2005, subject to SEC review and shareholder approval.

In the coming weeks and months, I will be joining several Lawson User Group meetings and speaking with Lawson clients face-to-face to answer any questions you might have regarding the direction of the company.  I am also looking forward to seeing you at the 2006 Lawson Conference and User Exchange (CUE) to be held in Orlando, April 8-12.

Thank you for your continued support.  If you have any questions about Lawson, please contact your client manager or e-mail me at harry.debes@lawson.com.

Kind Regards,

Harry Debes

President and CEO

Lawson

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia.  The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the exchange offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Amendment No. 1 to Lawson’s annual report on Form 10-K, which amendment was filed with the SEC on September 28, 2005. This document is available free of charge by contacting the SEC or Lawson as indicated above.